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                                                                      Exhibit 19
          Butler
          Manufacturing
          Company
          SECOND
          QUARTER
          REPORT 1994
          Six Months Ended
          June 30, 1994
          BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64141

To Our Shareholders:

Second quarter results for Butler were very good, and prospects and order activity are quite encouraging for the remainder of this year. Quarterly sales of $175.4 million were up 21% from a year ago, and net earnings of $5.1 million, or $1.04 per share, were more than double the $.51 per share profit for the same quarter last year.

For the first six months of 1994, sales were $292.5 million, an increase of 14% over last year. Year-to-date earnings of $3.7 million, or $.76 per share, compare with earnings of $1.2 million, or $.24 per share, for the first half of 1993.

The current strength of Butler's continuing businesses is even more apparent when adjustment is made for the Walker division, which was sold in December 1993. The 1993 second quarter and six month results include sales of $10 million and $19.7 million, respectively, and net earnings of $600,000 ($.13 per share) and $900,000 ($.19 per share), respectively, from the Walker Division, net of estimated interest expense savings.

Improvement in economic conditions and Butler's performance were evident in most every market we serve, with the exception of Europe. All U.S. business units in our Building Systems Segment showed strong gains in sales and earnings compared to a year ago. The increased contribution from our U.S. pre-engineered metal buildings business was particularly significant in the first half of 1994. Lester wood frame building sales and earnings were also dramatically higher, aided by continuing good opportunities in livestock confinement structures. Export sales also remained strong, particularly to Mexico and China, and were up 27% from the first half of last year. We continue to make modest additonal investments in Europe to expand our sales capability and customer base, in the face of still depressed conditions in most areas of the European construction market. As a result, our European business showed a loss for the first six months, and we expect it will lose about $2 million for the full year.

The Construction Services Segment's sales were up 42% in the first half, and earnings were also higher. Numerous large multinational companies are finding Butler's building systems and construction services ideally suited for their expansion plans in the U.S. and abroad.

Our Other Building Products Segment benefited from continued strong recovery by the Vistawall architectural products division. Year-to-date sales for Vistawall were up 21% with excellent earnings, compared to a modest loss last year. Grain Systems remained nicely profitable, although somewhat below the level of a year ago.

A few weeks ago we successfully concluded a refinancing of the Company's debt and credit facility. We obtained $35 million through a private placement with four insurance companies. These notes are unsecured, carry a fixed interest rate of 8.02% and have an average life of 6.5 years. In addition we replaced two domestic credit agreements with a single $50 million revolving credit facility provided by four leading banking institutions. Butler's debt to total capital ratio is now approximately 40%, and the Company is well positioned to fund future growth requirements and investment opportunities.

Our backlog of $254 million at mid-year was at a record high level and was up 48% from this same time last year (net of Walker). U.S. and export metal building systems, Construction Services, Vistawall, and Lester wood frame buildings all have considerably stronger order rates than a year ago. Based on our progress to date and our current momentum, we anticipate very satisfactory results for Butler shareholders for all of 1994, albeit at a rate of improvement in the second half less than that experienced in the first half of this year.


Cordially yours,

/s/ Robert H. West

Robert H. West
Chairman and
Chief Executive Officer

July 15, 1994
Butler Manufacturing Company